

File No. 82-4668



TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat



By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

12 July 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – reg no. 00912624 - Trading Update – 8 July 2005.
2. Taylor Nelson Sofres plc – reg no. 00912624 - Forms 88(2) return of allotment of shares.
3. TNS UK Limited – reg no. 3073845 – Form 363s Annual return.
4. Applied Research & Communications Limited – reg no. 1715165 – Form 288b Appointment of Director.
5. BJM Research & Consultancy Limited – reg no. 1113373 – Form 288b Appointment of Director.
6. City Research Associates Limited – reg no. 2451602 - Form 288b Appointment of Director.
7. City Research Group Limited – reg no. 1368041 - Form 288b Appointment of Director.
8. Infratest Burke Asia Pacific Limited – reg no. 2787385 - Form 288b Appointment of Director.
9. Infratest Burke Core Company Limited – reg no. 1322773 - Form 288b Appointment of Director.
10. Infratest Burke Group Limited – reg no. 2127788 - Form 288b Appointment of Director.
11. Infratest Burke International Services Limited – reg no. 2379938 - Form 288b Appointment of Director.
12. Infratest Burke Limited – reg no. 2136155 - Form 288b Appointment of Director.
13. Market Behaviour Limited – reg no. 1445214 - Form 288b Appointment of Director.
14. Marketing Blueprint Limited – reg no. 3001084 - Form 288b Appointment of Director.
15. MBL Group Limited – reg no. 2077760 - Form 288b Appointment of Director.
16. NFO European Access Panels Ltd. – reg no. 2405349 - Form 288b Appointment of Director.
17. NFO Worldgroup Limited – reg no. 4122493 - Form 288b Appointment of Director.
18. NFO Worldwide Ltd. – reg no. 3161960 - Form 288b Appointment of Director.
19. Public Attitude Surveys Holdings Limited – reg no. 3062384 - Form 288b Appointment of Director.
20. Public Attitude Surveys Limited – reg no. 1407911 - Form 288b Appointment of Director.
21. Scher International Ltd. – reg no. 2587875 - Form 288b Appointment of Director.
22. Strategic Marketing Consultancy Limited – reg no. 2439225 - Form 288b Appointment of Director.
23. System Three (Scotland) Limited – reg no. SC081084 - Form 288b Appointment of Director.
24. Taylor Nelson AGB Limited – reg no. 3510405 - Form 288b Appointment of Director.
25. Taylor Nelson Sofres International Ltd. – reg no. 1953112 - Form 288b Appointment of Director.
26. Taylor Nelson Sofres Trustees Ltd. – reg no. 3014589 - Form 288b Appointment of Director.
27. The Customer Equity Company Ltd. – reg no. 4049251 – Form 288b Appointment of Director.
28. TNS Asia Holdings Limited – reg no. 5383612 - Form 288b Appointment of Director.
29. TNS Dollar Finance Limited – reg no. 4554166 - Form 288b Appointment of Director.
30. TNS Euro Finance Limited – reg no. 3229747 - Form 288b Appointment of Director.
31. TNS Field Ltd. – reg no. 2597974 - Form 288b Appointment of Director.

Registered in England & Wales No. 912624
Taylor Nelson Sofres plc Registered Office:
TNS House, Westgate, London, W5 1UA

32. TNS Iota Limited – reg no. 5345618 - Form 288b Appointment of Director.
33. TNS Kappa Limited – reg no. 5400141 - Form 288b Appointment of Director.
34. TNS Overseas Holdings (Alpha) Ltd. – reg no. 3965470 - Form 288b Appointment of Director.
35. TNS Overseas Holdings (Beta) Ltd. – reg no. 3695472 - Form 288b Appointment of Director.
36. TNS Overseas Holdings (Delta) Ltd. – reg no. 3968944 – Form 288b Appointment of Director.
37. TNS Overseas Holdings (Epsilon) Ltd. – reg no. 3986121 - Form 288b Appointment of Director.
38. TNS Overseas Holdings (Gamma) Ltd. – reg no. 4177804 - Form 288b Appointment of Director.
39. TNS Overseas Holdings (Zeta) Ltd. – reg no. 3965469 - Form 288b Appointment of Director.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully



Jackie Stevens

Enc.



TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

12 July 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – reg no. 00912624 - Trading Update – 8 July 2005.
2. Taylor Nelson Sofres plc – reg no. 00912624 - Forms 88(2) return of allotment of shares.
3. TNS UK Limited – reg no. 3073845 – Form 363s Annual return.
4. Applied Research & Communications Limited – reg no. 1715165 – Form 288b Appointment of Director.
5. BJM Research & Consultancy Limited – reg no. 1113373 – Form 288b Appointment of Director.
6. City Research Associates Limited – reg no. 2451602 - Form 288b Appointment of Director.
7. City Research Group Limited – reg no. 1368041 - Form 288b Appointment of Director.
8. Infratest Burke Asia Pacific Limited – reg no. 2787385 - Form 288b Appointment of Director.
9. Infratest Burke Core Company Limited – reg no. 1322773 - Form 288b Appointment of Director.
10. Infratest Burke Group Limited – reg no. 2127788 - Form 288b Appointment of Director.
11. Infratest Burke International Services Limited – reg no. 2379938 - Form 288b Appointment of Director.
12. Infratest Burke Limited – reg no. 2136155 - Form 288b Appointment of Director.
13. Market Behaviour Limited – reg no. 1445214 - Form 288b Appointment of Director.
14. Marketing Blueprint Limited – reg no. 3001084 - Form 288b Appointment of Director.
15. MBL Group Limited – reg no. 2077760 - Form 288b Appointment of Director.
16. NFO European Access Panels Ltd. – reg no. 2405349 - Form 288b Appointment of Director.
17. NFO Worldgroup Limited – reg no. 4122493 - Form 288b Appointment of Director.
18. NFO Worldwide Ltd. – reg no. 3161960 - Form 288b Appointment of Director.
19. Public Attitude Surveys Holdings Limited – reg no. 3062384 - Form 288b Appointment of Director.
20. Public Attitude Surveys Limited – reg no. 1407911 - Form 288b Appointment of Director.
21. Scher International Ltd. – reg no. 2587875 - Form 288b Appointment of Director.
22. Strategic Marketing Consultancy Limited – reg no. 2439225 - Form 288b Appointment of Director.
23. System Three (Scotland) Limited – reg no. SC081084 - Form 288b Appointment of Director.
24. Taylor Nelson AGB Limited – reg no. 3510405 - Form 288b Appointment of Director.
25. Taylor Nelson Sofres International Ltd. – reg no. 1953112 - Form 288b Appointment of Director.
26. Taylor Nelson Sofres Trustees Ltd. – reg no. 3014589 - Form 288b Appointment of Director.
27. The Customer Equity Company Ltd. – reg no. 4049251 – Form 288b Appointment of Director.
28. TNS Asia Holdings Limited – reg no. 5383612 - Form 288b Appointment of Director.
29. TNS Dollar Finance Limited – reg no. 4554166 - Form 288b Appointment of Director.
30. TNS Euro Finance Limited – reg no. 3229747 - Form 288b Appointment of Director.
31. TNS Field Ltd. – reg no. 2597974 - Form 288b Appointment of Director.

Registered in England & Wales No. 912624
Taylor Nelson Sofres plc Registered Office:
TNS House, Westgate, London, W5 1UA

32. TNS Iota Limited – reg no. 5345618 - Form 288b Appointment of Director.
33. TNS Kappa Limited – reg no. 5400141 - Form 288b Appointment of Director.
34. TNS Overseas Holdings (Alpha) Ltd. – reg no. 3965470 - Form 288b Appointment of Director.
35. TNS Overseas Holdings (Beta) Ltd. – reg no. 3695472 - Form 288b Appointment of Director.
36. TNS Overseas Holdings (Delta) Ltd. – reg no. 3968944 – Form 288b Appointment of Director.
37. TNS Overseas Holdings (Epsilon) Ltd. – reg no. 3986121 - Form 288b Appointment of Director.
38. TNS Overseas Holdings (Gamma) Ltd. – reg no. 4177804 - Form 288b Appointment of Director.
39. TNS Overseas Holdings (Zeta) Ltd. – reg no. 3965469 - Form 288b Appointment of Director.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully



Jackie Stevens

Enc.

W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ


SEC MAIL
PROCESSING
RECEIVED
JUL 15 2005
WASH, D.C.
199
SECTION

VIA Securicor Diamond

11 July 2005

Dear Sir/Madam

Taylor Nelson Sofres plc
Forms 88(2) return of allotments

I enclose a form 88(2) for the allotment of shares. Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

X:\Users\CompanySecretarial 050101\Companies House\050711_88(2).doc



Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day Month Year	01 06 2005	30 06 2005

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3867	4758	
Nominal value of each share	5 pence	5 pence	
Amount (if any) paid or due on each share *(including any share premium)*	91 p	145 p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Brewin Dolphin Securities Ltd	Class of shares allotted	Number allotted
Address Participant ID 092, Member Account ID: Schemes	Ordinary	4,758
81 George Street, Edinburgh, Scotland		
UK Postcode EH2 3ES		
Name Ruth Betts	Class of shares allotted	Number allotted
Address 8-9 Tilney Court, London	Ordinary	3,867
UK Postcode EC1V 9BQ		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 8/7/05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sofia Bernsand	
TNS House, Westgate, London	
W5 1UA	Tel 0208 967 2230
DX number	DX exchange



London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA Securicor Diamond

12 July 2005

Dear Sir/Madam

TNS UK Limited registered no. 3073845
Annual return for the period ended 28 June 2005

BJM Research and Consultancy Limited registered no. 1113373
Annual return for the period ended 30 June 2005

I enclose duly completed and signed forms 363s annual return for the above-named companies together with a cheque for £60.00, being the filing fee due for the above companies.

Please acknowledge that the above documents have been accepted and successfully filed by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand
Company Secretarial Assistant

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

x:\users\companysecretarial 050101\companies house\050712_form 363s.doc



Companies House
— for the record —

Company Name
TNS UK LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
3073845
Information extracted from Companies House records on 4th June 2005

BEST AVAILABLE COPY

Section 1: Company details

Ref: 3073845/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House Westgate London W5 1UA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** **9305** **Other service activities n.e.c.**	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for*

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Stephen Michael FACTOR **Address** 7B Connaught House Clifton Gardens London W9 1AL **Date of birth** 31/05/1958 **Nationality** British **Occupation** Managing Dir	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Stephen Michael FACTOR ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Michael William PENFORD **Address** Hill House Lower End Long Crendon Buckinghamshire HP18 9EF **Date of birth** 24/04/1953 **Nationality** British **Occupation** Managing Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ______ Occupation ______ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Michael William PENFORD ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Robin WOOLDRIDGE **Address** 33 Upper Grotto Road Twickenham Middlesex TW1 4NG **Date of birth** 08/06/1968 **Nationality** British **Occupation** Accountant	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ______ Occupation ______ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Robin WOOLDRIDGE ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share ____________
	Nominal value of each share £1.00	Nominal value of each share ____________
	Number of shares issued 1	Number of shares issued ____________
	Aggregate Nominal Value of issued shares £1.00	Aggregate Nominal Value of issued shares ____________
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 1	Total number of shares issued ____________
	Total Nominal value of shares issued £1.00	Total Nominal value of shares issued ____________

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
Shareholder Name TAYLOR NELSON SOFRES PLC	Name ______	
Address West Gate London W5 1UA	Address ______ ______ ______ UK Postcode	**Shares transferred by** TAYLOR NELSON SOFRES PLC
Shares held *Class* Ordinary *Number* 1	**Shares held** *Class* ______ *Number* ______ *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____ *Class* ______ *Number* ______ *Date of transfer* __/__/____

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address			



Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature ______ (~~Director~~ / Secretary)

Date 11/07/2005

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *28/6/2005*

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **28th June 2006** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bernsand

Telephone number *inc code*: 0208 967 2230

Address: TNS House, Westgate, London

DX number *if applicable*

DX exchange

Postcode: W5 1UA

Companies House
— *for the record* —

Company Name
BJM RESEARCH AND CONSULTANCY LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
1113373
Information extracted from Companies House records on 4th June 2005

Section 1: Company details

Ref: 1113373/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House West Gate London W5 1UA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** 12TH Floor Wembley Point 1 Harrow Road Wembley Middlesex HA9 6DE	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** 7413 Market research, opinion polling	**SIC CODE** **Description** 9999 Dormant

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ ________ ________ UK Postcode ____ ___ Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Stephen Michael FACTOR **Address** 7B Connaught House Clifton Gardens London W9 1AL **Date of birth** 31/05/1958 **Nationality** British **Occupation** Director	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ ________ ________ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ________ Occupation ________ Date of change __ / __ / ____ Date Stephen Michael FACTOR ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Edward Frederick HOEFLING **Address** 27 Newlyn Close Bricket Wood St. Albans Hertfordshire AL2 3UP **Date of birth** 17/07/1952 **Nationality** British **Occupation** Corporate Treasurer	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Edward Frederick HOEFLING ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Nigel Anthony Garth SPACKMAN **Address** 17 Lyndale Avenue London NW2 2QB **Date of birth** 26/06/1944 **Nationality** British **Occupation** Market Researcher	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of birth __/__/____ Nationality ____ Occupation ____ Date of change __/__/____ Date Nigel Anthony Garth SPACKMAN ceased to be director (if applicable) __/__/____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Paul Simon Kent WRIGHT **Address** Less Rigg Green North Road Jordans Beaconsfield Buckinghamshire HP9 2SX **Date of birth** 02/12/1957 **Nationality** British **Occupation** Solicitor	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ______ Occupation ______ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Paul Simon Kent WRIGHT ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 100,000	Number of shares issued
	Aggregate Nominal Value of issued shares £100,000.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 100,000	Total number of shares issued
	Total Nominal value of shares issued £100,000.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** MBL GROUP PLC **Address** 4-5 Bonhill Street London **Shares held** *Class* Ordinary — *Number* 70000	Name ______ Address ______ ______ ______ UK Postcode ____ ___ **Shares held** *Class* ______ *Number* ______ ______ ______	**Shares transferred by** **MBL GROUP PLC** *Class* *Number* *Date of transfer* ______ ______ __/__/____ ______ ______ __/__/____
> **Shareholder Name** NFO EUROPE VERWALTUNGS GMBH **Address** Landsberger Strasse 338 80687 Munich Germany **Shares held** *Class* Ordinary — *Number* 30000	Name ______ Address ______ ______ ______ UK Postcode ____ ___ **Shares held** *Class* ______ *Number* ______ ______ ______	**Shares transferred by** **NFO EUROPE VERWALTUNGS GMBH** *Class* *Number* *Date of transfer* ______ ______ __/__/____ ______ ______ __/__/____

the company at the date of this return, but whose details are not printed in Section 4.

- Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.
- For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.
- Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			



Companies House
— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] ~~(Director~~ / Secretary)

Date 11 / 07 / 2005

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *30/6/2005*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **30th June 2006** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please retur[n] this form to:

Registrar o[f Co]mpanies
Companie[s Ho]use
Crown Wa[y]
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bernsand

Telephone number *inc code*: 0208 9672230

Address:
TNS House
Westgate
London

DX number *if applicable*: __ __ __ __ __ __ __

DX exchange: ______________________

Postcode: W5 1UA


tns



For release at 07.00 **8 July 2005**

Taylor Nelson Sofres plc
Trading update

Taylor Nelson Sofres plc (TNS), a world leader in market information, issues the following trading update ahead of its interim results announcement on 5 September 2005.

- H1 revenue performance: good growth ahead of the market across most regions but weaker than anticipated performance in UK and US custom research

- Group full year underlying revenue growth now expected to be broadly in line with market rates - weighted more heavily to second half

- Group anticipates achieving margin improvement of around 25 to 50 basis points for 2005

Revenue

Market

The group continues to expect that the global market for market information will grow by around 4 per cent in 2005. Demand for syndicated services continues to increase steadily. The market for custom research remains more dependent on economic conditions and is variable by both region and sector, with noticeable pressure in the FMCG area.

TNS

Europe: The group expects to report a strong first half performance in France and Rest of Europe, where underlying growth is believed to be ahead of the market. The UK will show a decline in the first half and is expected to be broadly flat for the full year. For the year as a whole, the region should grow just ahead of the market.

Americas: As previously indicated, the US experienced a difficult start to the year, with the Technology sector, in particular, being affected by a reduction in expenditure by certain major clients. The region will see a decline in the first half but is expected to show improvement through the rest of the year.

Asia Pacific: With ongoing increased levels of activity, this region will show strong growth in the first half, with further improvement through the rest of the year.

Sectors: Media and Social & Polling should maintain good growth through the year. Healthcare grew more slowly in the first half, Technology was broadly flat and Consumer saw a small decline but performance in these sectors is expected to improve for the full year. The markets for Business Services continue to be more difficult and this sector is expected to report a decline this year.

Operating margin

The group continues to focus on margin improvement. Despite pricing pressure in certain areas of the market and a significant investment programme, it anticipates achieving around 25 to 50 basis points increase in operating margin for the full year. This improvement will be weighted to the second half, in line with underlying revenue growth.

Outlook

Chief Executive, Mike Kirkham, said, "Our syndicated research services continue to perform well but we have seen more variability in custom research. The result is that in most regions underlying growth was ahead of the market in the first half and we expect this good performance to be maintained. Our unique positioning in Asia Pacific, in particular, continues to drive excellent growth. First half revenues in the UK and US custom have been disappointing, but actions are being taken in these areas. Assuming economic conditions remain unchanged, we anticipate improved performance for the rest of the year, driven by our focus on Global Accounts and increased recognition in the market place of the value we can add to clients through our Areas of Expertise.

"TNS continues to focus on both revenue and margin improvement and on implementing our strategy to achieve sustainable competitive advantage in the market information industry."

For more information, please contact:

Andy Boland, Finance Director	+44 (0)20 8967 1472
Janis Parks, Head of Investor Relations	+44 (0)20 8967 1584
Margaret George, Citigate Dewe Rogerson	+44 (0)20 7638 9571

Email to: Janis.Parks@tns-global.com

NOTE TO EDITORS

About TNS

TNS is a market information group. We are the world's largest custom research company and a leading provider of social and political polling. We are also a major supplier of consumer panel, TV audience measurement and media intelligence services.

TNS operates a global network spanning 70 countries and employs over 13,000 people. We provide market information and measurement, together with insights and analysis, to local and multinational organisations.

We combine our specialist sector knowledge with expertise in the areas of new product development, motivational research, brand and advertising research and stakeholder management to bring our clients up-to-the minute, internationally consistent information.

We think differently to help our clients build competitive advantage, making TNS the sixth sense of business.

www.tns-global.com

W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

tns


SEC MAIL
RECEIVED
PROCESSING
WASH. D.C.
JUL 15 2005
199

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

Via Securicor Diamond

12 July 2005

Dear Sir/Madam

Appointment of Director

Please find enclosed a signed Forms 288b in regards to the resignation of Edward Hoelfing as a company director for the companies listed below and Forms 288a appointing Jameson Smith as a company director for TNS Iota Limited, Scher International Limited, Taylor Nelson AGB Limited, Taylor Nelson Sofres International Limited and TNS Dollar Finance Limited.

Company	Number
Applied Research & Communications Limited	1715165
BJM Research & Consultancy Limited	1113373
City Research Associates Limited	2451602
City Research Group Limited	1368041
Infratest Burke Asia Pacific Limited	2787385
Infratest Burke Core Company Limited	1322773
Infratest Burke Group Limited	2127788
Infratest Burke International Services Limited	2379938
Infratest Burke Limited	2136155
Market Behaviour Limited	1445214
Marketing Blueprint Limited	3001084
MBL Group Limited	2077760
NFO European Access Panels Ltd	2405349
NFO Worldgroup Limited	4122493
NFO Worldwide Ltd	3161960
Public Attitude Surveys Holdings Limited	3062384
Public Attitude Surveys Limited	1407911
Scher International Ltd	2587875
Strategic Marketing Consultancy Limited	2439225
System Three (Scotland) Limited	SC081084
Taylor Nelson AGB Limited	3510405
Taylor Nelson Sofres International Ltd	1953112
Taylor Nelson Sofres Trustees Ltd	3014589
The Customer Equity Company Ltd	4049251
TNS Asia Holdings Limited	5383612
TNS Dollar Finance Limited	4554166
TNS Euro Finance Limited	3229747
TNS Field Ltd	2597974
TNS Iota Limited	5345618
TNS Kappa Limited	5400141
TNS Overseas Holdings (Alpha) Ltd	3965470

TNS Overseas Holdings (Beta) Ltd	3695472
TNS Overseas Holdings (Delta) Ltd	3968944
TNS Overseas Holdings (Epsilon) Ltd	3986121
TNS Overseas Holdings (Gamma) Ltd	4177804
TNS Overseas Holdings (Zeta) Ltd	3965469

Please acknowledge that the documents have been successfully accepted for Companies House filing purposes by stamping and returning the enclosed duplicates of this letter in the enclosed stamped addressed envelopes.

Yours faithfully



Sofia Bernsand
Company Secretarial Assistant

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 01715165

Company Name in full Applied Research & Communications Limited



SEC MAIL
RECEIVED
PROCESSING
JUL 15 2005
WASH, D.C.
199
SECTION

	Day	Month	Year
Date of termination of appointment	0 2	0 7	2 0 0 5

as director [X] as secretary [ ] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME * Style / Title: * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Edward Frederick

Surname: Hoefling

	Day	Month	Year
† Date of Birth	1 7	0 7	1 9 5 2

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 11/7/05

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange



When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 1113373

Company Name in full BJM Research and Consultancy Limited

	Day	Month	Year
Date of termination of appointment	0 2	0 7	2 0 0 5

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title * Honours etc

Please insert details as previously notified to Companies House.

Forename(s) Edward Frederick

Surname Hoefling

	Day	Month	Year
† Date of Birth	1 7	0 7	1 9 5 2

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 11/7/05

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	1368041
Company Name in full	City Research Group Limited

	Day	Month	Year
Date of termination of appointment	0 2	0 7	2 0 0 5

as director: X as secretary: [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Edward Frederick

Surname: Hoefling

	Day	Month	Year
† Date of Birth	1 7	0 7	1 9 5 2

A serving director, secretary etc must sign the form below.

Signed  **Date** 11/7/05

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2127788

Company Name in full Infratest Burke Group Limited

	Day	Month	Year
Date of termination of appointment	0 2	0 7	2 0 0 5

as director X as secretary

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title * Honours etc

Please insert details as previously notified to Companies House.

Forename(s) Edward Frederick

Surname Hoefling

	Day	Month	Year
† Date of Birth	1 7	0 7	1 9 5 2

A serving director, secretary etc must sign the form below.

Signed  **Date** 11/7/05

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving ~~director~~/secretary~~/administrator/administrative receiver/receiver manager/receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 02379938

Company Name in full Infratest Burke International Services Limited

	Day	Month	Year
Date of termination of appointment	0 2	0 7	2 0 0 5

as director X as secretary

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title * Honours etc

Please insert details as previously notified to Companies House.

Forename(s) Edward Frederick

Surname Hoefling

	Day	Month	Year
† Date of Birth	1 7	0 7	1 9 5 2

A serving director, secretary etc must sign the form below.

Signed  **Date** 11/7/05

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 01322773

Company Name in full Infratest Burke Core Company Limted

	Day	Month	Year
Date of termination of appointment	0 2	0 7	2 0 0 5

as director X as secretary

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title * Honours etc

Please insert details as previously notified to Companies House.

Forename(s) Edward Frederick

Surname Hoefling

	Day	Month	Year
† Date of Birth	1 7	0 7	1 9 5 2

A serving director, secretary etc must sign the form below.

Signed  **Date** 11/7/05

* Voluntary details.
† Directors only.
** Delete as appropriate.

(**serving director/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2787385

Company Name in full Infratest Burke Asia Pacific Limited

	Day	Month	Year
Date of termination of appointment	02	07	2005

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title [ ] * Honours etc [ ]

Please insert details as previously notified to Companies House.

Forename(s) Edward Frederick

Surname Hoefling

	Day	Month	Year
† Date of Birth	17	07	1952

A serving director, secretary etc must sign the form below.

Signed  **Date** 11/7/05

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange



When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 02136155

Company Name in full Infratest Burk Ltd

	Day	Month	Year
Date of termination of appointment	0 2	0 7	2 0 0 5

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title * Honours etc

Please insert details as previously notified to Companies House.

Forename(s) Edward Frederick

Surname Hoefling

	Day	Month	Year
† Date of Birth	1 7	0 7	1 9 5 2

A serving director, secretary etc must sign the form below.

Signed  **Date** 11/7/05

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 1407911

Company Name in full Public Attitude Surveys Limited

	Day	Month	Year
Date of termination of appointment	0 2	0 7	2 0 0 5

as director X as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title ☐ * Honours etc ☐

Please insert details as previously notified to Companies House.

Forename(s) Edward Frederick

Surname Hoefling

	Day	Month	Year
† Date of Birth	1 7	0 7	1 9 5 2

A serving director, secretary etc must sign the form below.

Signed  **Date** 11/7/05

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number

Company Name in full NFO Worldwide Limited

	Day	Month	Year
Date of termination of appointment	0 2	0 7	2 0 0 5

as director X as secretary

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title * Honours etc

Please insert details as previously notified to Companies House.

Forename(s) Edward Frederick

Surname Hoefling

	Day	Month	Year
† Date of Birth	1 7	0 7	1 9 5 2

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 11/7/05

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 04122493

Company Name in full NFO Worldgroup Limited

	Day	Month	Year
Date of termination of appointment	0 2	0 7	2 0 0 5

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title [ ] * Honours etc [ ]

Please insert details as previously notified to Companies House.

Forename(s) Edward Frederick

Surname Hoefling

	Day	Month	Year
† Date of Birth	1 7	0 7	1 9 5 2

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 11/7/05

(**serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288b

Terminating appointment as director or secretary

Please complete in typescript, or in bold black capitals.

CHFP010

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 02077760

Company Name in full The MBL Group Limited

	Day	Month	Year
Date of termination of appointment	0 2	0 7	2 0 0 5

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title [ ] * Honours etc [ ]

Please insert details as previously notified to Companies House.

Forename(s) Edward Frederick

Surname Hoefling

	Day	Month	Year
† Date of Birth	1 7	0 7	1 9 5 2

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 11/7/05

(** serving director/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3062384

Company Name in full Public Attitude Surveys Holdings Limited

	Day	Month	Year
Date of termination of appointment	0 2	0 7	2 0 0 5

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title [ ] * Honours etc [ ]

Please insert details as previously notified to Companies House.

Forename(s) Edward Frederick

Surname Hoefling

	Day	Month	Year
† Date of Birth	1 7	0 7	1 9 5 2

A serving director, secretary etc must sign the form below.

Signed  **Date** 11/7/05

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2405349

Company Name in full NFO European Access Panels Limited

	Day	Month	Year
Date of termination of appointment	0 2	0 7	2 0 0 5

as director X   as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title   * Honours etc

Please insert details as previously notified to Companies House.

Forename(s) Edward Frederick

Surname Hoefling

	Day	Month	Year
† Date of Birth	1 7	0 7	1 9 5 2

A serving director, secretary etc must sign the form below.

Signed    **Date** 11/7/05

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 01445214

Company Name in full Market Behaviour Limited

	Day	Month	Year
Date of termination of appointment	0 2	0 7	2 0 0 5

as director X as secretary

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title * Honours etc

Please insert details as previously notified to Companies House.

Forename(s) Edward Frederick

Surname Hoefling

	Day	Month	Year
† Date of Birth	1 7	0 7	1 9 5 2

A serving director, secretary etc must sign the form below.

Signed  **Date** 11/7/05

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 03001084

Company Name in full Marketing Blueprint Limited

	Day	Month	Year
Date of termination of appointment	0 2	0 7	2 0 0 5

as director X as secretary

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title * Honours etc

Please insert details as previously notified to Companies House.

Forename(s) Edward Frederick

Surname Hoefling

	Day	Month	Year
† Date of Birth	1 7	0 7	1 9 5 2

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 11/7/05

(** serving director/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC081084

Company Name in full System Three (Scotland) Limited

	Day	Month	Year
Date of termination of appointment	0 2	0 7	2 0 0 5

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: * Honours etc:

Forename(s): Edward Frederick

Surname: Hoefling

Please insert details as previously notified to Companies House.

	Day	Month	Year
† Date of Birth	1 7	0 7	1 9 5 2

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 11/7/05

(** serving director/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 2439225

Company Name in full Strategic Marketing Consultancy Limited

	Day	Month	Year
Date of termination of appointment	0 2	0 7	2 0 0 5

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Edward Frederick

Surname: Hoefling

	Day	Month	Year
†Date of Birth	1 7	0 7	1 9 5 2

A serving director, secretary etc must sign the form below.

Signed  **Date** 11/7/05

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 1999

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288b

Terminating appointment as director or secretary

Please complete in typescript, or in bold black capitals.

CHFP010

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 03965470

Company Name in full TNS Overseas Holdings (Alpha) Limited

	Day	Month	Year
Date of termination of appointment	0 2	0 7	2 0 0 5

as director X as secretary

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title * Honours etc

Please insert details as previously notified to Companies House.

Forename(s) Edward Frederick

Surname Hoefling

	Day	Month	Year
† Date of Birth	1 7	0 7	1 9 5 2

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 11/7/05

(** serving director/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 03965472

Company Name in full TNS Overseas Holdings (Beta) Limited

	Day	Month	Year
Date of termination of appointment	0 2	0 7	2 0 0 5

as director [X] as secretary [ ] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME * Style / Title | * Honours etc

Forename(s): Edward Frederick

Surname: Hoefling

Please insert details as previously notified to Companies House.

	Day	Month	Year
† Date of Birth	1 7	0 7	1 9 5 2

A serving director, secretary etc must sign the form below.

Signed  **Date** 11/7/05

(**serving director/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 03968944

Company Name in full TNS Overseas Holdings (Delta) Limited

	Day	Month	Year
Date of termination of appointment	0 2	0 7	2 0 0 5

as director [X] as secretary [ ] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME * Style / Title [ ] * Honours etc [ ]

Please insert details as previously notified to Companies House.

Forename(s): Edward Frederick

Surname: Hoefling

	Day	Month	Year
† Date of Birth	1 7	0 7	1 9 5 2

A serving director, secretary etc must sign the form below.

Signed  **Date** 11/7/05

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 03986121

Company Name in full TNS Overseas Holdings (Epsilon) Limited

	Day	Month	Year
Date of termination of appointment	0 2	0 7	2 0 0 5

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title [ ] * Honours etc [ ]

Please insert details as previously notified to Companies House.

Forename(s) Edward Frederick

Surname Hoefling

	Day	Month	Year
† Date of Birth	1 7	0 7	1 9 5 2

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 11/7/05

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 03965469

Company Name in full TNS Overseas Holdings (Gamma) Limited

	Day	Month	Year
Date of termination of appointment	0 2	0 7	2 0 0 5

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title [ ] * Honours etc [ ]

Please insert details as previously notified to Companies House.

Forename(s) Edward Frederick

Surname Hoefling

	Day	Month	Year
† Date of Birth	1 7	0 7	1 9 5 2

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 11/7/05

(**serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 5400141

Company Name in full TNS Kappa Limited

	Day	Month	Year
Date of termination of appointment	02	07	2005

as director [X] as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Edward Frederick

Surname: Hoefling

	Day	Month	Year
† Date of Birth	17	07	1952

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 11/7/05

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

C/o Taylor Nelson Sofres plc
TNS House, Westgate, London,
W5 1UA Tel 0208 967 2230

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 5383612

Company Name in full TNS Asia Holdings Limited

	Day	Month	Year
Date of termination of appointment	0 2	0 7	2 0 0 5

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title [ ] * Honours etc [ ]

Please insert details as previously notified to Companies House.

Forename(s) Edward Frederick

Surname Hoefling

	Day	Month	Year
† Date of Birth	1 7	0 7	1 9 5 2

A serving director, secretary etc must sign the form below.

Signed  **Date** 11/7/05

(**serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

C/o Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 04177804

Company Name in full TNS Overseas Holdings (Zeta) Limited

	Day	Month	Year
Date of termination of appointment	0 2	0 7	2 0 0 5

as director [X] as secretary [ ] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME * Style / Title ______ * Honours etc ______

Please insert details as previously notified to Companies House.

Forename(s) Edward Frederick

Surname Hoefling

	Day	Month	Year
† Date of Birth	1 7	0 7	1 9 5 2

A serving director, secretary etc must sign the form below.

Signed  **Date** 11/7/05

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 04049251

Company Name in full The Customer Equity Company Limited

	Day	Month	Year
Date of termination of appointment	0 2	0 7	2 0 0 5

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title [ ] * Honours etc [ ]

Please insert details as previously notified to Companies House.

Forename(s) Edward Frederick

Surname Hoefling

	Day	Month	Year
† Date of Birth	1 7	0 7	1 9 5 2

A serving director, secretary etc must sign the form below.

Signed  **Date** 11/7/05

(** serving ~~director~~/secretary/ad~~ministrator/administrative receiver~~/receiver mana~~ger/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 5400141

Company Name in full TNS Kappa Limited

	Day	Month	Year
Date of termination of appointment	0 2	0 7	2 0 0 5

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Edward Frederick

Surname: Hoefling

	Day	Month	Year
†Date of Birth	1 7	0 7	1 9 5 2

A serving director, secretary etc must sign the form below.

Signed  **Date** 11/7/05

(**serving director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 5345618

Company Name in full TNS IOTA Ltd

	Day	Month	Year
Date of termination of appointment	0 2	0 7	2 0 0 5

as director [X] as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title ______ * Honours etc ______

Please insert details as previously notified to Companies House.

Forename(s) Edward Frederick

Surname Hoefling

	Day	Month	Year
† Date of Birth	1 7	0 7	1 9 5 2

A serving director, secretary etc must sign the form below.

Signed  **Date** 11/7/05

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

C/o Taylor Nelson Sofres plc
TNS House Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange



When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288b

Terminating appointment as director or secretary

Please complete in typescript, or in bold black capitals.

CHFP010

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 04554166

Company Name in full TNS Dollar Finance Limited

	Day	Month	Year
Date of termination of appointment	0 2	0 7	2 0 0 5

as director X as secretary

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title * Honours etc

Please insert details as previously notified to Companies House.

Forename(s) Edward Frederick

Surname Hoefling

	Day	Month	Year
† Date of Birth	1 7	0 7	1 9 5 2

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 11/7/05

(** serving director/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom
Tel
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 01839253

Company Name in full Teledynamics Limited

	Day	Month	Year
Date of termination of appointment	0 2	0 7	2 0 0 5

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title * Honours etc

Please insert details as previously notified to Companies House.

Forename(s) Edward Frederick

Surname Hoefling

	Day	Month	Year
† Date of Birth	1 7	0 7	1 9 5 2

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 11/7/05

(**serving director/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange



When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 03014589

Company Name in full Taylor Nelson Sofres Trustees Limited

	Day	Month	Year
Date of termination of appointment	0 2	0 7	2 0 0 5

as director [X] as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title | * Honours etc

Please insert details as previously notified to Companies House.

Forename(s) Edward Frederick

Surname Hoefling

	Day	Month	Year
† Date of Birth	1 7	0 7	1 9 5 2

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 11/7/05

(** serving director/~~secretary/administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 01953112

Company Name in full Taylor Nelson Sofres International Limited

	Day	Month	Year
Date of termination of appointment	0 2	0 7	2 0 0 5

as director X   as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title [ ]   * Honours etc [ ]

Please insert details as previously notified to Companies House.

Forename(s) Edward Frederick

Surname Hoefling

	Day	Month	Year
† Date of Birth	1 7	0 7	1 9 5 2

A serving director, secretary etc must sign the form below.

Signed    **Date** 11/7/05

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 03510405

Company Name in full Taylor Nelson AGB Limited

	Day	Month	Year
Date of termination of appointment	0 2	0 7	2 0 0 5

as director [X] as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title [ ] * Honours etc [ ]

Please insert details as previously notified to Companies House.

Forename(s) Edward Frederick

Surname Hoefling

	Day	Month	Year
† Date of Birth	1 7	0 7	1 9 5 2

A serving director, secretary etc must sign the form below.

Signed  **Date** 11/7/05

(** serving director/~~secretary/administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 02587875

Company Name in full Scher International Limited

	Day	Month	Year
Date of termination of appointment	0 2	0 7	2 0 0 5

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title [ ] * Honours etc [ ]

Please insert details as previously notified to Companies House.

Forename(s) Edward Frederick

Surname Hoefling

	Day	Month	Year
† Date of Birth	1 7	0 7	1 9 5 2

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 11/7/05

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**



Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 5345618

Company Name in full TNS IOTA Limited

Date of appointment (Day Month Year): 04 07 2005

†Date of Birth (Day Month Year): 25 03 1962

Appointment form

Appointment as director: ✔ — as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: Mr — *Honours etc:

Forename(s): Jameson

Surname: Smith

Previous Forename(s): — Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address 33 Woodend Drive

Post town: Sunninghill — Postcode: SL5 9BD

County / Region: Berkshire — Country: UK

†Nationality: British — †Business occupation: Treasurer

†Other directorships (additional space overleaf):

I consent to act as ** director / secretary of the above named company

Consent signature



Date 12-7-05

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed



Date 12/7/05

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA — Tel 0208 967 2230
DX number — DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 2587875

Company Name in full Scher International Limited

	Day	Month	Year		Day	Month	Year
Date of appointment	04	07	2005	†Date of Birth	25	03	1962

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Jameson

Surname: Smith

Previous Forename(s): Previous Surname(s):

†† Usual residential address: 33 Woodend Drive

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Post town: Sunninghill Postcode: SL5 9BD

County / Region: Berkshire Country: UK

†Nationality: British †Business occupation: Treasurer

†Other directorships (additional space overleaf):

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 12-7-05

A director, secretary etc must sign the form below.

Signed [signature] **Date** 12-7-05

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 3510405

Company Name in full Taylor Nelson AGB Limited

	Day	Month	Year
Date of appointment	04	07	2005
†Date of Birth	25	03	1962

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Jameson

Surname: Smith

Previous Forename(s): Previous Surname(s):

†† Usual residential address: 33 Woodend Drive

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Post town: Sunninghill Postcode: SL5 9BD

County / Region: Berkshire Country: UK

†Nationality: British †Business occupation: Treasurer

†Other directorships (additional space overleaf):

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 12-7-05

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 12/7/05

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

Companies House
— for the record —

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 1953112

Company Name in full Taylor Nelson Sofres International Limited

	Day	Month	Year		Day	Month	Year
Date of appointment	04	07	2005	†Date of Birth	25	03	1962

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Jameson

Surname: Smith

Previous Forename(s): Previous Surname(s):

†† Usual residential address: 33 Woodend Drive

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the *Companies Act 1985* ☐

Post town: Sunninghill Postcode: SL5 9BD

County / Region: Berkshire Country: UK

†Nationality: British †Business occupation: Treasurer

†Other directorships (additional space overleaf):

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 12-7-05.

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 12/7/05

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**



Companies House
— for the record —

288a

Please complete in typescript, or in bold black capitals.

CHWP000

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4554166

Company Name in full TNS Dollar Finance Limited

	Day	Month	Year
Date of appointment	04	07	2005
†Date of Birth	25	03	1962

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Jameson

Surname: Smith

Previous Forename(s): Previous Surname(s):

†† Usual residential address: 33 Woodend Drive

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Post town: Sunninghill Postcode: SL5 9BD

County / Region: Berkshire Country: UK

†Nationality: British †Business occupation: Treasurer

†Other directorships (additional space overleaf):

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 12-7-05

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 12/7/05

(**~~a~~ director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**